Exhibit 3.1

AMENDMENT TO CERTIFICATE OF DESIGNATIONS PREFERENCES AND
RIGHTS OF SERIES AA SUPER VOTING PREFERRED STOCK OF
MESO NUMISMATICS INC.
A NEVADA CORPORATION

The following changes shall be made to the Designation of Series AA Super Voting Preferred Stock. No others changes are being made.

1.The number of authorized shares of Series AA Super Voting Preferred Stock of Meso Numismatics Inc. (the “Corporation”), and (ii) providing for the designations, shall be increased to 1,050,000 shares.

2. Section 1 shall be replaced in its entirety and shall hence forth with read as follows:

All of the Holders of the Series AA Super Voting Preferred Stock together, voting separately as a class, shall have an aggregate vote equal to sixty-seven (67%) percent of the total vote on all matters submitted to the stockholders that each stockholder of the Corporation’s Common Stock is entitled to vote at each meeting of stockholders of the Corporation (and written actions of stockholders in lieu of meetings) with respect to any and all matters presented to the stockholders of the Corporation for their action and consideration. By way of illustration, if there are 10,000 shares of the Corporation’s common stock issued and outstanding at the time of a stockholder vote, the Holders of the Series AA Super Voting Preferred Stock, voting separately as a class, will have the right to vote an aggregate of 20,300 shares, out of a total number of 30,300 shares voting. For the sake of clarity and in an abundance of caution, the total voting shares outstanding at the time of any and all stockholder votes (i.e., the total shares eligible to vote on any and all stockholder matters) shall be deemed to include (a) the total common shares outstanding, (b) the voting rights applicable to any outstanding shares of preferred stock, other than the Series AA Super Voting Preferred Stock, if any, and (c) the voting rights attributable to the Series AA Super Voting Preferred Stock, as described herein, whether such Series AA Super Voting Preferred Stock Preferred Stock shares are voted or not.

3. Section 5 shall be replaced in its entirety and shall hence forth with read as follows:

Vote to Change the Terms of or Issuance of Series AA Super Voting Preferred Stock. The affirmative unanimous vote at a meeting duly called for such purpose, or written consent without a meeting, of all of the Holders of all of the then outstanding shares of Series AA Super Voting Preferred Stock shall be required for (i) any change to the Corporation’s Articles of Incorporation that would amend, alter, change or repeal any of the voting powers, preferences, limitations or relative rights of the Series AA Super Voting Preferred Stock, or (ii) any issuance of additional shares of Series AA Super Voting Preferred Stock.